LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

February 21, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt LO9

Amended

Ron Tremblay, President of Levon Resources Ltd. is pleased to announce the following drill results from the Congress Property in British Columbia, Canada:

LEVON CONGRESS 2006 DRILL RESULTS
Hole	Location UTM		Bearing	Dip	Length Metres	Intersection Metres	Gold g/tonne
	Northings	Eastings
GOLDEN LEDGE ZONE
GL-06-01	5639328	514291 E	350	45	166.37	68.0 - 69.0 (1) 72.0 - 75.0 (3) 91.0 - 92.0 (2) 122.0 -124.0 (2)	3.08 6.41 4.17 4.71
GL-06-02	5639411	514285	190	50	81.40	51.0 – 53.0 (2)	5.66
GL-06-03	5639411	514285	190	60	72.24	45.0 – 46.0 (1)	5.48
GL-06-04	5639338	514267	010	45	102.72	88.0 – 89.0 (1)	3.38
GL-06-05	5639338	514267	010	60	121.01	66.44 – 67.50 (1.06) 71.0 – 71-75 (0.75)	3.80 2.38
LOU ZONE
LZ-06-01	5638871	514799	88	50	99.67	52.50 – 53.0 (0.5)	4.21
LZ-06-02	5639045	514861	90	45	117.96	NO SIGNIFICANT VALUES (NSV)
LZ-06-03	5638291	514764	90	45	203.30	150.0–152.50 (2.0) 178.0 -180.0 (2.0)	4.40 1.71
LZ-06-04	5638227	514760	90	45	157.02	(NSV)
LZ-06-05	5638124	514759	90	55	185.01	132.0 – 134.0 (2.0) 139.86-142.0 (2.14)	2.55 1.03
LZ-06-06	5638076	514753	96	45	194.16	151.5 - 153.5 (2.0)	2.94
LZ-06-07	5638076	514753	106	45	178.92	155.0 - 158.0 (3.0)	7.28
LZ-06-08	5638076	514750	106	60	203.30	162.0 - 163.0 (1.0)	1.59
LZ-06-09	5637426	514671	060	45	163.68	(NSV)

HOWARD ZONE
C-06-01	5637430	514321	100	45	151.51	(NSV)
C-06-02	5637433	514321	90	55	159.39	115.0 – 116.0 (1.0) 153.0 – 154.0 (1.0)	0.67 10.70

The drill program ran October and November 2006 under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Samples from holes GL-06-01, 02, 03, 04, 05 and hole LZ-06-01 were assayed at EcoTech Labs, Kamloops, British Columbia, Canada. The remaining holes LZ-06-02 through LZ-06-09 and C-06-01 and 02 were assayed at Assayers Canada Limited, Vancouver, British Columbia, Canada.

In both cases the labs used Standard Fire Assay with I.C.P. Aqua Regia Leach Finish.

In each of the zones, we intersected the target mineralized structures. Drilling on the Golden Ledge Zone extended the gold bearing structure approximately 25 metres to the west and to depth. The most significant intercept was Hole GL-06-01, 3 metres of 6.41 grams of gold per tonne.

Drilling on the Lou Zone successfully extended the structure by 500 metres to the north and to depth. The most significant intercept was Hole LZ-06-07, 3 metres of 7.28 grams of gold per tonne.

Two holes were drilled on the southern end of the Howard Zone on the shore of Carpenter Lake. The most significant intercept was Hole C-06-02, 1 metre of 10.70 grams of gold per tonne.

This news release was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

For further information contact Levon Resources Ltd., at 604-682-3701, or log onto our new website www.levon.com

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.